Exhibit 99.1

Li Bang International Acquires Majority Stake in Suzhou Yufengyuan Food Distribution Co., Ltd., Accelerating Expansion into High-Margin Catering Services

JIANGYIN, China, Feb. 27, 2026 (GLOBE NEWSWIRE) — Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that its wholly-owned subsidiary, Jiangsu Li Bang Intelligent Technology Co., Ltd., has entered into a binding share purchase agreement (the “Agreement”) with three individual controlling shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd. (“Yufengyuan”) to acquire a 51% controlling interest in Yufengyuan. Yufengyuan is a catering service provider offering centrally prepared meals to institutional clients. This strategic acquisition marks a significant milestone in Li Bang’s vertical integration strategy, extending its value chain from equipment manufacturing into high-margin downstream catering services. The acquisition is expected to be closed on or before May 30, 2026, subject to the completion of regulatory registration updates and other customary closing conditions.

The acquisition is poised to deliver immediate financial accretion to Li Bang. By the end of June 2026, the total value of ongoing contracts secured by Yufengyuan is expected to reach approximately RMB90 million ($13 million). The Company projects that the acquisition will contribute an estimated RMB150 million ($22 million) in total revenue to Li Bang’s consolidated results for the full calendar year of 2026.

By integrating Yufengyuan’s specialized service capabilities – which include the provision of professional chefs and kitchen staff – Li Bang aims to transform its business model from a traditional equipment manufacturer into a comprehensive solutions provider. The Company anticipates that bundling its state-of-the-art kitchen equipment with Yufengyuan’s operational staffing services will create powerful synergies, significantly enhancing its competitiveness in bidding and contract negotiations.

Pursuant to the Agreement entered into on February 25, 2026, the purchase price will be determined based on an independent audit and appraisal of Yufengyuan’s total equity value and will be settled in two tranches, with the registration of the acquired shares and final payment scheduled for completion by May 30, 2026.

Mr. Huang Feng, Chief Executive Officer and Chairman of the Board of Directors of the Company, commented: “Unlike the periodic nature of equipment sales, culinary services are characterized by high frequency and strong customer retention. This acquisition allows Li Bang to capitalize on these recurring revenue streams, extending the lifecycle of its client relationships and improving long-term revenue visibility. Furthermore, the addition of labor-based services, which typically command higher profit margins than hardware manufacturing, is expected to optimize the Company’s overall profitability profile and operational efficiency.”

About Suzhou Yufengyuan Food Distribution Co., Ltd.

Founded in 2002, Suzhou Yufengyuan Food Distribution Co., Ltd. is a leading food-service provider in Jiangsu province, China. With a 4,500 m² centralized kitchen and a full distribution center, it serves schools, government institutions and corporate clients, delivering 200,000 meals daily and holding a 25-year zero-incident food-safety record with multiple local awards.

Yufengyuan prioritizes nutrition and safety via advanced monitoring and strict supply-chain controls. It offers tailored, balanced meal programs for students and professionals, uses customer feedback in menu planning, and continues to advance food-service innovation in China.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. (Nasdaq: LBGJ) specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wealthfsllc.com

Phone: +1 628 283 9214